NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2012 SECOND QUARTER RESULTS

HONG KONG — November 14, 2011 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its second fiscal quarter ended September 30, 2011.
The company reported a net loss of $364,000, or $0.09 per share, for its 2012 fiscal second quarter compared with a net profit of $410,000, or $0.11 per diluted share, a year earlier. Net sales for the same period were $5.6 million compared with $7.8 million in fiscal 2011.
Net income for the six-months was $17,000, or $0.01 per diluted share, compared with net income of $454,000, or $0.12 per diluted share, a year earlier. Net sales for the six-month period were $12.1 million compared with $14.3 million a year ago.
“Results a year earlier were enhanced by a large order for mobile phone cases, while case orders for a new recently introduced popular mobile phone were not received until after the end of the second quarter of fiscal 2012,” said Roland Kohl, president and chief executive officer of Highway Holdings.
Kohl said he expects the most recent model mobile phone case order should positively impact results in the second half of the current fiscal year. He added that the timing and size of orders can vary greatly based on the release of certain popular mobile phones and demand for the product.
           Kohl noted that fiscal 2012 second quarter sales were also impacted by the loss of business from two customers who would not accept price increases. “Despite the impact of global economic conditions, we are encouraged by modest gains in business from some of our European customers. We are also optimistic that the second half will improve based on customer feedback, which can be characterized as cautious rather than negative,” Kohl said.
Gross profit as a percentage of sales for the quarter decreased to 19 percent from 20.4 percent in the same period a year ago, primarily due to lower sales and higher wages. Gross profit as a percentage of sales for the first six months was 20.2 percent compared with 21.2 percent a year earlier, primarily also due to lower sales and higher wages.

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Highway Holdings Ltd.
2-2-2

Selling, general and administrative expenses decreased to $1.37 million during the second quarter from $1.43 million in same quarter a year ago. The decrease in selling, general and administrative expenses primarily reflects the timing of mobile phone case business noted above, which increased last year due to the sudden production ramp up for cases for the previous model phone.
Net profit for second quarter in 2010 benefitted from a favorable currency exchange gain of $235,000 compared with a small currency loss of $ 28,000 for the same period this year – reflecting fluctuations of the value of the Euro compared with the US dollars. For the fiscal 2012 six-month period, the company realized a small currency exchange gain of $72,000 compared with a currency exchange loss of $22,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses as a result of the fluctuation of currency exchange rates.
The company continues to focus on opportunities to offset the impact of higher labor wages in China and generally higher operating costs – including utilization of the company’s proprietary automation equipment and robotic technology which it developed in conjunction with the company’s joint venture German partner. Kohl said he expects the company will continue to invest in specialized machinery and equipment to further offset higher manufacturing costs to further enhance the company’s competitive position. The goal of the automation joint venture with the company’s German partner is to design and manufacture similar automation equipment for other manufacturing companies based in China, and possibly other regions.
Kohl highlighted the company’s strong balance sheet, with cash and cash equivalents and restricted cash of $6.4 million, or approximately $1.70 per diluted share.
  Current liabilities at September 30, 2011 totaled $4.04 million and current assets were $14.1 million. Total shareholders’ equity at September 30, 2011 was $11.8 million, or $3.12 per diluted share, compared with $12.6 million, or $3.33 per diluted share, at March 31, 2011.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.
Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.
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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2011	2010	2011	2010

Net sales	$5,593	$7,836	$12,056	$14,287
Cost of sales	4,531	6,240	9,616	11,259
Gross profit	1,062	1,596	2,440	3,028
Selling, general and administrative expenses	1,372	1,429	2,394	2,558
Operating income / (loss)	(310)	167	46	470

Non-operating items
Interest expenses	(9)	(10)	(19)	(18)
Exchange gain (loss), net	(28)	235	72	(22)
Interest income	1	0	2	1
Other income	8	29	9	33
Total non-operating income (expenses)	(28)	254	64	(6)

Net income/(loss) before income tax and non-controlling interest	(338)	421	110	464

Income taxes	(26)	(19)	(93)	(32)
Net Income/(loss) before non-controlling interests	(364)	402	17	432
Less: Net income attributable to non-controlling interest	0	8	0	22
Net Income/( Loss) attributable to Highway Holdings Limited	$(364)	$410	$17	$454

Net Income / (Loss)– basic and diluted
Net Income / (Loss) attributable to Highway Holdings Limited	$(0.09)	$0.11	$0.01	$0.12

Weighted average number of shares
Basic	3,777	3,772	3,777	3,772
Diluted	3,789	3,772	3,789	3,772

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	Sep 30	March 31
	2011	2011
Current assets:
Cash and cash equivalents	$5,708	$6,864
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,227	4,797
Inventories	4,015	4,236
Prepaid expenses and other current assets	536	417
Total current assets	14,129	16,957

Property, plant and equipment, (net)	2,130	2,411
Investment in affiliates	31	31
Intangible assets, (net)	0	0
Total assets	$16,290	$19,399

Current liabilities:
Accounts payable	$1,990	$3,581
Short-term borrowing	0	280
Current portion of long-term debt	258	253
Obligation under capital lease – current portion	20	41
Accrual payroll and employee benefits	891	1,042
Other liabilities and accrued expenses	690	1,015
Income tax payable	191	71
Total current liabilities	4,040	6,283
Long term liabilities:
Long-term debt – net of current portion	244	375
Obligation under capital lease – net of current portion	0	3
Deferred income taxes	172	173
Total liabilities	4,456	6,834

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,335
Retained earnings	465	1,206
Accumulated other comprehensive gain	5	0
Treasury shares, at cost – 5,049 shares as of September, 30, 2011; and March 31, 2011 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	11,834	12,565
Non-controlling interest	0	0
Total shareholders’ equity	11,834	12,565
Total liabilities and shareholders’ equity	$16,290	$19,399